

Mail Stop 4720

February 22, 2010

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: JPMorgan Chase & Co.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-05805

Dear Mr. Cavanagh:

    We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief